UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Western Asset Inflation Management Fund Inc. (IMF)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95766U107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766U107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,433,686

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,433,686

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,433,686

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

20.30%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Western Asset Inflation Management Fund Inc.
Legg Mason Co, LLC
55 Water Street
32nd Floor North
New York, NY 10041

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,433,686 shares of the Western Asset Inflation Management Fund Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 20.30% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Western Asset Inflation Management Fund Inc. fit the investment guidelines for various Accounts. Shares have been acquired since April 20, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,433,686 shares or 20.30% of the outstanding shares. George W. Karpus presently owns 537 shares. Mr. Karpus purchased shares on March 14, 2008 at $17.06 (320 shares), March 17, 2008 at $16.92 (110 shares), March 18, 2008 at $16.86 (60 shares), and on March 19, 2008 at $16.91 (90 shares). Mr. Karpus sold shares on July 23, 2008 at $18.32 (43 shares). Karpus Investment Management Defined Benefit Plan presently owns 3,500 shares. The Defined Benefit Plan purchased shares on August 27, 2007 at $15.90 (1800 shares), August 22, 2008 at $16.05 (1450 shares), and on August 15, 2011 at $17.70 (600 shares). The Defined Benefit Plan sold shares on January 25, 2008 at $18.63 (124 shares), July 23, 2008 at $18.32 (126 shares), and on December 2, 2010 at $17.75 (100 shares). Karpus Investment Management Profit Sharing Plan presently owns 6,400 shares. The Profit Sharing Plan purchased shares on November 16, 2006 at $15.83 (600 shares), August 8, 2007 at $15.67 (100 shares), August 9, 2007 at $15.67 (100 shares), August 10, 2007 at $15.67 (800 shares), September 25, 2008 at $14.55 (25 shares), September 29, 2008 at $14.66 (375 shares), October 10, 2008 at $13.35 (2375 shares), August 31, 2011 at $17.56 (1500 shares), September 21, 2011 at $17.65 (194 shares), and on November 15, 2011 at $17.56 (200 shares). On October 9, 2006, 1269 shares were transferred into the Profit Sharing Plan. The Profit Sharing Plan sold shares on January 25, 2007 at $17.08 (154 shares), July 31, 2007 at $17.17 (124 shares), January 25, 2008 at $18.63 (179 shares), July 23, 2008 at $18.32 (181 shares), February 12, 2009 at $15.75 (100 shares), May 26, 2009 at $15.86 (100 shares), December 2, 2010 at $17.75 (200 shares), and on December 3, 2010 $17.82 (100 shares). None of the other principals of KIM presently own shares of Western Asset Inflation Management Fund Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date Shares Price Per Share
 10/3/2011 102   $17.40
 10/4/2011 7532   $17.41
 10/6/2011 1579   $17.35
 10/7/2011 600   $17.37
 10/10/2011 3602   $17.34
 10/11/2011 400   $17.32
 10/19/2011 2500   $17.32
 10/20/2011 33   $17.28
 10/24/2011 383   $17.33
 10/27/2011 3870   $17.37
 11/1/2011 (50)  $17.61
 11/2/2011 3398   $17.62
 11/3/2011 3037   $17.60
 11/8/2011 594   $17.66
 11/10/2011 8364   $17.60
 11/14/2011 571   $17.58
 11/15/2011 4400   $17.56
 11/17/2011 (133)  $17.44
 11/21/2011 6900   $17.45
 11/22/2011 688   $17.40
 11/22/2011 (726)  $17.48
 11/25/2011 100   $17.56
 11/28/2011 5000   $17.55
 11/29/2011 277   $17.55
 11/30/2011 (115)  $17.68
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Western Asset Inflation Management Fund Inc. securities.

Item 7. Materials to be Filed as Exhibits.

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   December 9, 2011